Exhibit 4.1

Unofficial English translation
Excerpt from the public deed of the notarial minutes of the shareholders’ meeting of UBS AG, Zurich and Basel, of April 23, 2008
4.	Agenda Item 5: Ordinary Capital Increase, Rights Offering
Profond proposed that UBS AG shall effect an ordinary capital increase with subscription rights allotted to existing shareholders (rights offering), resulting in proceeds in the amount of approximately CHF 10 billion. The Board of Directors agrees with Profond’s proposal. The Board of Directors believes, however, that such ordinary capital increase should result in proceeds in the amount of approximately CHF 15 billion of equity. Therefore, the Board of Directors proposes an ordinary capital increase with the following parameters:
1.	Increase of the share capital from currently CHF 217,224,609.80 by a maximum amount of CHF 125,000,000 to a maximum of CHF 342,224,609.80 through the issuance of a maximum of 1,250,000,000 fully paid registered shares with a par value of CHF 0.10 each at an issue price of CHF 0.10. The final number of shares to be issued will be determined by the Board of Directors shortly before the launch of the rights offering and will be set at a number that results in net proceeds to UBS AG of approximately CHF 15 billion. The Board of Directors is required to implement the capital increase in the total amount of the subscribed capital.

2.	The Board of Directors is authorized to determine the subscription price. The new shares to be issued shall be entitled to dividends as of the financial year 2008.

3.	The contributions for the new shares to be issued shall be effected in cash.

4.	The new shares shall have no preferential rights.

5.	The new shares to be issued are subject to the registration requirements set out in Article 5 of the Articles of Association.

6.	The subscription rights of the current shareholders shall be granted directly or indirectly. The Board of Directors shall be authorized to determine the particulars of the exercise of the subscription rights. Unexercised sub-

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scription rights or shares for which subscription rights have been granted but not exercised are to be sold at market conditions.

.//.	The Chairman declares that the Meeting, after explanation and discussion, has approved the motion of the Board of Directors by way of electronic voting with 650,544,285 (six hundred fifty million five hundred forty four thousand two hundred eighty five) votes for compared to 8,780,090 (eight million seven hundred eighty thousand ninety) votes against and 10,712,474 (ten million seven hundred and twelve thousand four hundred seventy four) abstentions.
After inspection of the written evaluation of the scrutineers which has been prepared immediately after the voting, I hereby certify to the attention of the notarial minutes the following detailed voting proportions and presence at the time of the vote:

Votes present and validly cast:

Votes present:	670,594,742 (six hundred seventy million five hundred ninety four thousand seven hundred forty two)

Votes validly cast:	670,036,849 (six hundred seventy million thirty six thousand eight hundred forty nine)

Pro

Votes:	650,544,285 (six hundred fifty million five hundred forty four thousand two hundred eighty five)

Contra

Votes:	8,780,090 (eight million seven hundred eighty thousand ninety)

Abstentions

Votes:	10,712,474 (ten million seven hundred and twelve thousand four hundred seventy four)